
November 15, 2013

Via E-mail
Mr. Richard L. Franklin
Chief Executive Officer
Pathfinder Cell Therapy, Inc.
12 Bow Street
Cambridge, Massachusetts 02138

>   **Re: Pathfinder Cell Therapy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed April 1, 2013**
>   **File No.: 000-20580**

Dear Mr. Franklin:

We have reviewed your response letter dated October 25, 2013 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to prior comments 1 and 2, where you confirmed that Robert A. Cooper, CPA, P.C. is not currently registered with the PCAOB and you clarified for us that the historical financial statements of Pathfinder, LLC through December 31, 2010 were audited by a non PCAOB-registered firm. Please note that the cumulative inception-to-date information of Pathfinder, LLC are now part of financial statements of issuer. As such, the auditor issuing an opinion on those periods must be registered with the PCAOB and the audits must be performed in accordance with the standards of the PCAOB (United States). Please amend the filing to include financial statements as of and for the year ended December 31, 2012 and the cumulative period from November 4, 2008 (date of inception) to December 31, 2012 that are audited in accordance with the standards of the PCAOB (United States) by a PCAOB registered firm. You may request your current

auditor, EisnerAmper LLP, to re-audit the periods from November 4, 2008 (date of inception) to December 31, 2010. Please refer to PCAOB Rule 2100.

2.   Further, with respect to your response to prior comments 1 and 3, please note that since Robert A. Cooper, CPA, P.C. is not registered with the PCAOB, the firm is not able to re-issue or update its report to opine on the current financial statements of an issuer. Please amend the filing to include financial statements as of and for the year ended December 31, 2012 and the cumulative period from November 4, 2008 (date of inception) to December 31, 2012 that are audited in accordance with the standards of the PCAOB (United States) by a PCAOB registered firm. You may request your current auditor, EisnerAmper LLP, to re-audit the periods from November 4, 2008 (date of inception) to December 31, 2010. Please refer to PCAOB Rule 2100.

   You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

                                        Sincerely,

                                        /s/ Jay Webb for

                                        Kevin L. Vaughn
                                        Accounting Branch Chief